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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):         [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

            For Period Ended:   December 31, 2000
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            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:
                                             -----------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

                           Response Oncology, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

          1805 Moriah Woods Boulevard, Memphis, Tennessee 38117
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                    COLLECTION OF INFORMATION CONTAINED IN
(ATTACH EXTRA SHEETS IF NEEDED)     THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                                    THE FORM DISPLAYS A CURRENTLY VALID OMB
                                    CONTROL NUMBER.



SEC 1344 (2-99)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Peter A. Stark               (901)              761-7000
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                     (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have
         filed? If answer is no, identify report(s).             [X] Yes  [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           See Form 12b-25 Attachment
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                             Response Oncology, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          April 2, 2001                By /s/ Peter A. Stark
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (Section 232.13(b) of this chapter).


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                             FORM 12B-25 ATTACHMENT

                           PART III NARRATIVE SUMMARY

         On March 29, 2001, the registrant and its wholly owned subsidiaries (Response Oncology Management of South Florida, Inc., Response Oncology of Fort Lauderdale, Inc. and Response Oncology of Tamarac, Inc.) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of Tennessee. The registrant's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K") is due to be filed on April 2, 2001. The registrant is unable to complete and file the Form 10-K without unreasonable effort or expense by the due date because (i) the registrant's personnel responsible for the preparation of the Form 10-K are also responsible for the preparation of the bankruptcy court filings and related matters and these efforts have diverted their attention from the preparation of the Form 10-K and (ii) the content of the Form 10-K, including the financial statements, will be substantially affected by the bankruptcy filings.

                                PART IV NARRATIVE

         It is anticipated that there will be a significant change in the results of operations for the year ended December 31, 2000, compared to the year ended December 31, 1999 in the following respects: (i) a net loss of approximately $14.7 million is anticipated for the year ended December 31, 2000 compared to a net loss of approximately $1.7 million for the year ended December 31, 1999 and (ii) it is anticipated that the opinion of the registrant's independent accountant will include a going concern qualification.